Exhibit 99.1

news release

Hydro One Limited appoints Mark Poweska as President and CEO

Appointment reinforces focus on operational excellence and exceptional, affordable service

TORONTO, March 28, 2019 – Today Hydro One’s Board of Directors is pleased to announce the appointment of Mark Poweska as the company’s new President and CEO, following a thorough and competitive international search process.

Mr. Poweska is a highly regarded leader with deep experience in the electrical utility sector. With over 25 years of experience at BC Hydro, he currently serves as Executive Vice President, Operations, with responsibility for all aspects of the company’s electricity generation, transmission and distribution operations. Throughout his career, he has prioritized safety, exceptional customer service, driving efficiencies and improving the reliability of the electricity system.

“Building on 100 years of proudly powering homes and businesses in Ontario, we believe Mark is the right person to focus on what matters most to our customers, employees, investors and all stakeholders,” said Tom Woods, Chair of the Board of Hydro One. “Mark’s proven record in building a strong safety culture, exceeding customer expectations and improving operational performance will help to ensure that Hydro One is strong now and into the future.”

Mr. Poweska is an engineer with experience at all levels of the electricity industry, from front line to executive responsibility, in all three parts of the business: generation, transmission and distribution. He has a proven ability to build and maintain excellent relationships with industry partners, unions, Indigenous communities, regulators and all levels of government.

“I am very excited for the opportunity to take on this leadership role at Hydro One, which plays a critical part in the lives of everyone in Ontario,” said Mr. Poweska. “I am committed to Hydro One being a customer-friendly company delivering safe, affordable and reliable power. I look forward to getting to work and to developing a strategic plan to deliver on these goals.”

“My immediate priorities include getting to know the Hydro One team, establishing a positive working relationship with all of our key stakeholders, Indigenous communities and the Government of Ontario, and working to earn the ongoing trust and confidence of the investment community.”

Mr. Poweska will begin at Hydro One in early May, succeeding Acting President and CEO Paul Dobson, who will remain with the organization for a period of time to provide support during the transition.

“On behalf of the Hydro One Board of Directors, I want to thank Paul for his exceptional leadership since he took on his current role in July 2018, from his prior position as Chief Financial Officer,” Mr. Woods added.

Bio: Mark Poweska, P.Eng.

Mr. Poweska currently serves as Executive Vice President, Operations at BC Hydro, where he is a Member of the Executive Team, reporting to the President and Chief Operating Officer. He is accountable for all aspects of operations in BC Hydro’s electric system, serving approximately four million residential, commercial and industrial customers in the province of British Columbia. During his tenure in the role, Mr. Poweska successfully led the merger of the former Transmission and Distribution organization with the Generation organization, to form one Operations group with revenues of approximately $5 billion.

Mr. Poweska joined BC Hydro in 1993 and has worked in several parts of the organization, including engineering, construction and procurement. He was Director, Generation Engineering (2007 – 2010); General Manager, Generation Operations (2010 – 2013); and Senior Vice President, Transmission & Distribution Engineering, Design and Customer Connections (2013 – 2015). He was appointed as Senior Vice President, Training, Development & Generation in 2015 and Executive Vice President, Operations in October 2017.

Throughout his career, he has led teams delivering strong results in technical design; delivery and implementation in engineering and construction; exceptional service to customers; as well as safe operations and maintenance of generation, transmission and distribution assets.

Mr. Poweska sits on the Board of Directors and is Chair of the Operations Committee of the Western Energy Institute, a trade association serving the electric and natural gas industries throughout the Western U.S. and Canada. He is also a Board Advisor to Yukon Energy Corporation, a Canadian Crown corporation that provides electrical power to the Yukon territory.

Mr. Poweska received his B.A.Sc in Mechanical Engineering from the University of Saskatchewan in 1993. He is a Professional Engineer with Engineers & Geoscientists B.C. and until recently was a member of the Dean’s Advisory Committee to the Faculty of Engineering at the University of Saskatchewan.

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, over C$25.7 billion in assets and 2018 annual revenues of over C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.‘s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Media: Jay Armitage, Corporate Communications, media.relations@hydroone.com, 416-345-6868; Investors: Omar Javed, Investor Relations, investor.relations@hydroone.com, 416-345-5943

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